LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

14 October 2004

04046262

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 October 2004, Re: Establishment of a joint-venture captive insurance company among Lion Industries Corporation Berhad, Lion Diversified Holdings Berhad, Amalgamated Containers Berhad, Amsteel Corporation Berhad, Lion Corporation Berhad, Lion Forest Industries Berhad, Silverstone Corporation Berhad and Ributasi Holdings Sdn Bhd involving the incorporation of Lion Insurance Company Limited to carry on offshore captive insurance business in the Federal Territory of Labuan for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 11/30

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 12/10/2004 06:39:51 PM
Submitted by LION INDUSTRIES CORPORATION on 12/10/2004 07:19:09 PM
Reference No LI-041012-A9387

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")

ESTABLISHMENT OF A JOINT-VENTURE CAPTIVE INSURANCE COMPANY AMONG LION INDUSTRIES CORPORATION BERHAD, LION DIVERSIFIED HOLDINGS BERHAD, AMALGAMATED CONTAINERS BERHAD, AMSTEEL CORPORATION BERHAD, LION CORPORATION BERHAD, LION FOREST INDUSTRIES BERHAD, SILVERSTONE CORPORATION BERHAD AND RIBUTASI HOLDINGS SDN BHD INVOLVING THE INCORPORATION OF LION INSURANCE COMPANY LIMITED TO CARRY ON OFFSHORE CAPTIVE INSURANCE BUSINESS IN THE FEDERAL TERRITORY OF LABUAN

* **Contents :-**

1. INTRODUCTION

The Board of Directors of LICB wishes to announce the establishment of a joint-venture captive insurance company involving the incorporation of Lion Insurance Company Limited ("LIC") among ("Incorporation of LIC"):

1) Sucorp Enterprise Sdn Bhd ("Sucorp"), a wholly-owned subsidiary of LICB;
2) Megavest Sdn Bhd ("Megavest"), a wholly-owned subsidiary of Lion Diversified Holdings Berhad ("LDHB");
3) Bright Steel Sdn Bhd ("Bright Steel"), a wholly-owned subsidiary of Amalgamated Containers Berhad ("ACB");
4) Umatrac Enterprises Sdn Bhd ("Umatrac"), a wholly-owned subsidiary of Amsteel Corporation Berhad ("Amsteel");
5) Lion Steelworks Sdn Bhd ("Lion Steelworks"), a wholly-owned subsidiary of Lion Corporation Berhad ("LCB");
6) Posim Petroleum Marketing Sdn Bhd ("Posim Petroleum"), a wholly-owned subsidiary of

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

12 OCT 2004

Lion Forest Industries Berhad ("LFIB");

7) AMB Venture Sdn Bhd ("AMB Venture"), a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"); and
8) Ributasi Holdings Sdn Bhd ("Ributasi").

(collectively the "Lion Group of Companies")

The Ministry of Finance had on 17 September 2004 approved the issuance of a captive insurance licence for LIC to carry on business as an offshore captive insurer in or from the Federal Territory of Labuan. LIC was incorporated under the Offshore Companies Act 1990 on 11 October 2004. LIC shall provide captive insurance services for the Lion Group of Companies.

An offshore captive insurance business is an insurance whereby the insured is a related company or an associated corporation of the offshore insurer or where the insured is any other person or persons in respect of whom the offshore insurer is authorised by Labuan Offshore Financial Services Authority (LOFSA) to provide insurance or reinsurance.

(for the purposes of this announcement, the exchange rate of USD1: RM3.80 is assumed).

2. INFORMATION ON LIC

2.1 Paid-up capital

The authorised and paid-up capital of LIC are USD250,000 (equivalent to approximately RM950,000) and USD100 (equivalent to approximately RM380) respectively.

2.2 Shareholding

The equity participation in LIC are set out in Table I.

The total issued and paid-up capital of LIC is USD80,000 (equivalent to approximately RM304,000) comprising 80,000 shares of USD1 (equivalent to approximately RM3.80) each and the total paid-up capital is USD100 (equivalent to approximately RM380). The balance of USD79,900 (equivalent to approximately RM303,620) would remain unpaid until the respective shareholders obtain approval from Bank Negara Malaysia.

2.3 Operations of LIC

i) LIC is required to maintain at all times a surplus of asset over liabilities, which is equivalent to, or more than the amount of its paid-up capital.
ii) Pacific World Insurance Manager Limited, a Labuan licensed offshore insurance manager has been appointed to provide management services to LIC.

2.4 Benefits

i) The captive insurance company will enable the LICB Group to retain part of the premium paid thus reducing LICB's cost of insurance.
ii) Labuan-based captive insurance companies enjoy the preferential tax treatment to pay either 3% of net profits or a fixed rate of RM20,000 per annum.

LION INDUSTRIES CORPORATION BERHAD (415-D

Secretary

12 OCT 2004

3. RATIONALE

The Incorporation of LIC is to facilitate the insurance needs and reduce insurance cost of the LICB Group without compromising the adequacy of insurance coverage. In addition, captive insurance is an important vehicle for ensuring sound and professional risk management by large corporations, including the transfer of risks through the captive insurance company to re-insurers.

A regulated captive insurance company will be more financially disciplined by regulations and readily recognised by re-insurers compared to being self-insured for an amount below and excess acceptable as a risk to the LICB Group.

4. FINANCIAL EFFECTS

4.1 Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Incorporation of LIC does not involve the issuance of LICB shares.

4.2 Earnings

The Incorporation of LIC is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 2005.

4.3 Net Tangible Asset ("NTA")

The Incorporation of LIC is not expected to have a material impact on the NTA of the LICB Group based on the audited balance sheet as at 30 June 2004.

5. DIRECTORS' INTERESTS

The Incorporation of LIC is a related party transaction. The interests of the Directors in the Incorporation of LIC are set out in Table II.

6. DIRECTORS' RECOMMENDATION

The Directors of LICB (other than those Directors who are deemed to be interested in the Incorporation of LIC) are of the opinion that the Incorporation of LIC is fair and reasonable and is in the best interest of LICB.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - shareholding

Shareholders	Shareholdings (%)	No. of shares

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

12 OCT 2004

Sucorp	27	21,600
Megavest	5	4,000
Bright Steel	2	1,600
Umatrac	3	2,400
Lion Steelworks	37	29,600
Posim Petroleum	17	13,600
AMB Venture	7	5,600
Ributasi	2	1,600
TOTAL	**100%**	**80,000**

Table II - Directors' interest in the Incorporation of LIC

Director	**LICB**	ACB	LCB	LDHB	LFIB	Amsteel	SCB	Ributasi	Other Intere
Tan Sri Dato' Musa bin Hitam	**Chairman**	-	-	-	-	-	-	-	-
Datuk Cheng Yong Kim ("DAC")	**Managing Director/ MS**	MS	Director / MS	MS	MS	MS	Director / MS	Share-holder	-
Dato' Kamaruddin @ Abas bin Nordin	**Employee**	-	-	-	-	-	-	-	Pers conn d wit DAC TSW
Cheng Yong Liang	-	-	-	Shareholder	-	-	-	Share-Holder	Brot of D
Heah Sieu Lay	-	-	-	Managing Director/ Employee	-	-	-	-	Pers con d wi DA TSV

LION INDUSTRIES CORPORATION BERHAD (41

Secretary

12 OCT 2004

Legend	:
MS	: Major shareholder
ACB	: Amalgamated Containers Berhad
LICB	: Lion Industries Corporation Berhad
LCB	: Lion Corporation Berhad
SCB	: Silverstone Corporation Berhad
LDHB	: Lion Diversified Holdings Berhad
Ributasi	: Ributasi Holdings Sdn Bhd
LFIB	: Lion Forest Industries Berhad
Amsteel	: Amsteel Corporation Berhad

* Being an employee of a company wherein DAC, and TSWC, a major shareholder, each has a substantial interest.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

12 OCT 2004